

February 23, 2012

<u>Via E-mail</u>
John C. Molina, J.D.
Director, Chief Financial Officer, and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802

Re: **Molina Healthcare, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed March 8, 2011
                  Form 10-Q for the Quarterly Period Ended September 30, 2011
                  Filed October 28, 2011
                  File No. 001-31719

Dear Mr. Molina:

We have reviewed your February 6, 2012 response to our January 12, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Critical Accounting Policies</u>
<u>Deferral of Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions</u>
<u>Segment, page 59</u>

1. Based on your response to comment two in your December 16, 2011 letter you stated that you recognize all revenue over the term that the last services are performed. Please clarify your proposed policy in your February 6, 2012 letter which states that you recognize revenue associated with such contracts over the period commencing with the last services delivered. The reference to the last services delivered appears to imply that revenue is not recognized until all services have been delivered, which does not appear to be the case.

2. You state in your response to comment one that you cannot determine a pattern of performance and thus you do not use the proportional performance method to recognize your revenue. Please clarify in your proposed revenue recognition policy what methodology you use to recognize your revenue and clarify why that methodology is appropriate. Also, please clarify if your methodology for recognizing deferred costs is consistent with your methodology for recognizing revenue.

3. Please confirm that you will conform disclosures concerning revenue recognition in the notes to your consolidated financial statements in future periodic reports to be consistent with your proposed disclosures in Critical Accounting Policies.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant